SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           FORM U-6B-2

                   Certificate of Notification

                    Certificate is filed by:

              Entergy Nuclear Finance Holding, Inc.
                     425 West Capitol Avenue
                     Little Rock, AR  72201


     This certificate is notice that Entergy Nuclear Finance Holding, Inc., an Arkansas corporation ("ENFH"), has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

      1.     Type of security or securities:
             Promissory note issued on November
             26, 2002 by ENFH pursuant to the
             terms of Amendment No. 1 to the
             Inter-Company Credit Agreement
             between EWO Holdings, LLC ("EWOH")
             and ENFH (the "Credit Agreement"),
             which Credit Agreement was entered
             into effective November 26, 2002.

      2.     Issue, renewal or guaranty:
             Issuance.

      3.     Principal amount of each security:
             Not applicable.

      4.     Rate of interest per annum of each
             security:
             EWOH's "effective cost of capital,"
             as such term is used in Rule 52(b)
             under the Act, as determined from
             time to time by EWOH.

      5.     Date of issue, renewal or guaranty
             of each security:
             Subject to the terms of the Credit
             Agreement, ENFH may request advances
             from time to time up to the amount
             available under the Credit
             Agreement, as determined in EWOH's
             sole discretion.  As of the date of
             this Certificate, funds in the
             amount of $175,070,000 have been
             advanced by EWOH to ENFH.

      6.     If renewal of security, give date of
             original issue:
             Not applicable.

      7.     Date of maturity of each security:
             Each advance shall mature at such
             time as provided in the Credit
             Agreement, but in any event not
             later than March 13, 2007.

      8.     Name of the person to whom each
             security was issued, renewed or
             guaranteed:
             EWOH

      9.     Collateral given with each security,
             if any:
             Not applicable.

     10.     Consideration received for each
             security:
             The full principal amount of each
             advance.

     11.     Application of proceeds of each
             security:
             To be used by ENFH for general
             business purposes.

     12.     Indicate by ("X") after the
             applicable statement below whether
             the issue, renewal or guaranty of
             each security was exempt from the
             provisions of Section 6(a) because
             of:

             a. the provisions contained in the
                first sentence of Section 6(b):
             b. the provisions contained in the
                fourth sentence of Section 6(b):
             c. the provisions contained in any
                rule of the Commission other than
                Rule U-48:   X

     13.     If the security or securities were
             exempt from the provisions of
             Section 6(a) by virtue of the first
             sentence of Section 6(b), give the
             figures which indicate that the
             security or securities aggregate
             (together with all other then
             outstanding notes and drafts of a
             maturity of nine months or less,
             exclusive of days of grace, as to
             which such company is primarily or
             secondarily liable) not more than 5
             per centum of the principal amount
             or par value of the other securities
             of such company then outstanding:
             Not applicable.

     14.     If the security or securities are
             exempt from the provisions of
             Section 6(a) because of the fourth
             sentence of Section 6(b), name the
             security outstanding on January 1,
             1935, pursuant to the terms of which
             the security or securities herein
             described have been issued:
             Not applicable.

     15.     If the security or securities are
             exempt from the provisions of
             Section 6(a) because of any rule of
             the Commission other than Rule U-48,
             designate the rule under which
             exemption is claimed:
             Rule 52(b).





                            ENTERGY NUCLEAR FINANCE
                            HOLDING, INC.



                            By:   /s/ Steven C. McNeal
                                 Steven C. McNeal
                                 Vice President and Treasurer


Date: December 6, 2002